Exhibit 99.1

Lead Real Estate Co., Ltd Announces Pricing of Initial Public Offering

Tokyo, Japan, Sept. 26, 2023 (GLOBE NEWSWIRE) -- Lead Real Estate Co., Ltd (the “Company,” Expected Nasdaq Ticker Symbol: LRE), a growing Japanese real estate developer of luxury residential properties, including single-family homes and condominiums, across Tokyo and Kanagawa prefecture, today announced the pricing of its initial public offering (the “Offering”) of 1,143,000 American Depositary Shares (“ADSs”) at a public offering price of $7.00 per ADS for a total of $8,001,000 of gross proceeds to the Company, before deducting underwriting discounts and offering expenses. Each ADS represents one ordinary share of the Company.

The Company has granted a 45-day option to the underwriters to purchase up to 171,450 additional ADSs, representing 15% of the ADSs sold in this Offering, solely to cover over-allotments, if any, less the underwriting discount. The ADSs are expected to begin trading on the Nasdaq Global Market tomorrow, September 27, 2023, under the symbol "LRE." The Offering is expected to close on September 29, 2023, subject to customary closing conditions.

EF Hutton, division of Benchmark Investments, LLC, and Boustead Securities, LLC are acting as the joint book-running managers for the Offering.

A registration statement on Form F-1, as amended (File No. 333-266762) relating to the Offering was filed with the U.S. Securities and Exchange Commission (the “SEC”) and was declared effective on September 26, 2023. The Offering is being made only by means of a prospectus, forming part of the effective registration statement. A copy of the final prospectus related to the offering may be obtained, when available, from EF Hutton, division of Benchmark Investments, LLC, 590 Madison Avenue, 39th Floor, New York, NY 10022, Attention: Syndicate Department, or via email at syndicate@efhuttongroup.com or telephone at (212) 404-7002. In addition, a copy of the final prospectus, when available, relating to the Offering may be obtained via the SEC's website at www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Lead Real Estate Co., Ltd

Lead Real Estate Co., Ltd is a Japanese developer of luxury residential properties, including single-family homes and condominiums, across Tokyo and Kanagawa prefecture. In addition, the Company operates hotels in Tokyo and leases apartment building units to individual customers in Japan and Dallas, Texas.

The Company’s mission is to serve its customers by offering stylish, safe, and luxurious living. The Company’s vision is to adopt the Kaizen (continuous improvement) approach to seek to improve its operations, and to leverage its nationally recognized, award-winning luxury homes and strong market position in the luxury residential property market in Tokyo and Kanagawa prefecture to create a global transaction platform allowing access to prime Japanese condominiums as well as overseas condominiums, including in the U.S. and Hong Kong.

For more information, please visit the Company’s website at: https://www.lead-real.co.jp/en/.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute "forward-looking statements" within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "should," "target," "will," "would" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and the completion of the public offering on the anticipated terms or at all, and other factors discussed in the "Risk Factors" section of the preliminary prospectus filed with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and Lead Real Estate Co., Ltd specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Contact Information:

For Media and Investor Relations:

Daisuke Takahashi

Chief Financial Officer

Lead Real Estate Co., Ltd

d-takahashi@lead-real.co.jp

+81 03-5784-5127

Skyline Corporate Communications Group, LLC

Scott Powell, President

One Rockefeller Plaza, 11th Floor

New York, NY 10020

Office: (646) 893-5835

Email: info@skylineccg.com